SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                     RYANAIR TO CARRY A RECORD 1.35M PASSENGERS
                                 OVER CHRISTMAS

Ryanair, Europe's no. 1 low fares airline, today (Thursday, 16th December 2004) confirmed it will carry a record 1.35Million passengers over the festive period this year. This figure has snowballed by 100,000 passengers on the same period last year.

Commenting today, Ryanair's Head of Communications, Paul Fitzsimmons said:

        "We're 'Top of the Pops' and the Christmas No. 1 choice with Passengers. This year will be our busiest Christmas ever, with over 1.35M people choosing to fly on Ryanair's 550 daily flights on 211 routes across 19 European countries.

        "It is not surprising that we will carry 100,000 more passengers than ever before during the Christmas period, with Europe's lowest fares and No. 1 punctuality, Ryanair is the people's choice!

        "This is traditionally one of the busiest times of the year for the airline industry, and we would urge those still wishing to travel this Christmas to book immediately at www.ryanair.com".

Ends.                          Thursday, 16th December 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  16 December, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director